Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

POSITIVE CLINICAL RESULTS OBSERVED IN LORUS THERAPEUTICS’ CLINICAL TRIAL OF GTI-2040

-Clinical findings from the dose escalation stage of the study -

TSX:               LOR

AMEX:          LRP

TORONTO, CANADA, August 13, 2004 – Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced findings from the dose escalation stage of the ongoing Phase II clinical trial of its novel antisense drug, GTI-2040 combined with capecitabine in metastatic kidney cancer.

On behalf of participating investigators at seven clinical study sites in the United States, Dr. Apurva Desai, an oncology investigator at the University of Chicago, will present the clinical findings at the First International Congress on Kidney and Bladder Cancer in Orlando, Florida. These findings demonstrated that GTI-2040 is well tolerated in combination with capecitabine, with no reduction in the starting capecitabine dose required, up to and including the target GTI-2040 dose that was previously established as a monotherapy in a Phase I clinical investigation.

The Phase II efficacy stage of this clinical study is ongoing and nearing completion.  Lorus reported promising interim clinical results in a news release dated January 12, 2004.

“We are pleased that GTI-2040, in combination with the chemotherapeutic agent capecitabine, is well tolerated even at the maximum target dose established as a single agent.  This supports our strategy of developing novel anticancer agents that exhibit minimal additional toxicity when combined with traditional chemotherapies,” said Dr. Jim Wright, CEO of Lorus.

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GTI-2040 is an antisense oligonucleotide complementary to the R2 component of ribonucleotide reductase, an activity that is essential for DNA synthesis.  R2 is frequently over-expressed in cancer cells, and has been shown to cooperate with a variety of oncogenes to increase the tumorigenic and malignant potential of cancer cells.

The presentation also summarizes preclinical data from human renal cell carcinoma experiments, which demonstrated greater reduction in tumor size with combination GTI-2040 and 5-FU, the active component of capecitabine, compared to either agent alone, in support of the rationale for this clinical program.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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